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                October 19, 2023

       Edward Spehar
       Executive Vice President and Chief Financial Officer
       Brighthouse Financial, Inc.
       11225 North Community House Road
       Charlotte, North Carolina 28277

                                                        Re: Brighthouse
Financial, Inc.
                                                            Form 10-K Filed
February 23, 2023
                                                            File No. 001-37905

       Dear Edward Spehar:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                Sincerely,


                Division of Corporation Finance

                Office of Finance